SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series I Notes in a principal amount of USD 120,000,000, due 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series I Notes in a principal amount of USD 120,000,000, due 2017

Alto Palermo S.A. (APSA) informs that on November 12, 2013, will start the payment of the thirteenth installment of interests related to the Notes Series I issued on May 11, 2007.

Payment Agent:	The Bank of New York
Date of effective payment:	November 12, 2013
Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time).
Number of service to be paid:	Thirteenth installment of interests
Period comprised by the payment:	May 11 / November 11, 2013
Concept of payment:	Interests (100%)
Payment Currency:	The payment will be made in U.S. Dollars.
Capital Outstanding:	USD 120,000,000
Annual Nominal Interest for Period:	7.875%
Interest being paid:	USD 4,725,000.00
Coupon:	Not applicable.
Payment Agent in Argentina:	Banco Santander Río S.A.
Payment Domicile:	Bartolomé Mitre 480, 11 Floor, Buenos Aires, Argentina.

The interests will be paid to the people at whose name the notes were on October 27, 2013 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

November 6, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets